Exhibit 99.1

We, the undersigned, hereby express our agreement that the attached Amendment No. 16 is filed on behalf of each of the undersigned.

Dated: January 14, 2026

/s/ William M. Gottwald Attorney-in-Fact for John D. Gottwald

/s/ William M. Gottwald
/s/ William M. Gottwald Attorney-in-Fact for James T. Gottwald

Residual 10-Year CLAT UA FDGJR Living Trust

/s/ William M. Gottwald, as trustee